Exhibit A

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of May 3, 2022 (this “Agreement”), by and among ACON Funko Investors, L.L.C., a Delaware limited liability company, ACON Funko Investors Holdings 1, L.L.C., a Delaware limited liability company, ACON Funko Investors Holdings 2.5, L.L.C., a Delaware limited liability company, ACON Funko Investors Holdings 3.5, L.L.C., a Delaware limited liability company, ACON Funko Manager, L.L.C., a Delaware limited liability company, Ken Brotman, an individual, and Adam Kriger, an individual (collectively, the “Sellers” and each, a “Seller”) and TCG 3.0 Fuji, LP, a Delaware limited partnership (the “Buyer”).

RECITALS

WHEREAS, the Sellers are the beneficial and record owners of (a) the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and the shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”, and, together with the Class A Common Stock, the “Common Stock”) of Funko, Inc., a Delaware corporation (the “Company”), (b) the Common Units (as defined in the Second Amended and Restated Limited Liability Company Agreement of Funko Acquisition Holdings, L.L.C. (“FAH, LLC”), dated as of November 1, 2017 (the “LLC Agreement”)) in FAH, LLC and (c) the vested options to acquire shares of Class A Common Stock (the “Options”) set forth adjacent to each Seller’s name on Schedule I(a) attached hereto, and, as of the Closing (as defined below), the Sellers will be the beneficial and record owners of the shares of Class A Common Stock set forth adjacent to each Seller’s name on Schedule I(b) (such shares of Class A Common Stock set forth on Schedule I(b), the “Purchased Shares”); and

WHEREAS, the Sellers each desire to sell, and the Buyer desires to buy, the Purchased Shares subject to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual promises set forth herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereof, the parties hereto agree as follows:

SECTION 1.        PURCHASE AND SALE

1.1 Purchase Price; Payment.

(a) Subject to the terms and conditions contained herein, each Seller hereby agrees to sell, transfer and assign to the Buyer, and the Buyer hereby agrees to purchase, acquire and accept from such Seller the Purchased Shares to be sold by such Seller hereunder for a purchase price of $21.00 per Purchased Share (the aggregate purchase price payable with respect to the Purchased Shares, the “Aggregate Purchase Price”), paid in cash in immediately available funds to the accounts designated by such Seller. Contemporaneously with the delivery of each Seller’s respective portion of the Aggregate Purchase Price, each Seller will cause to be delivered to Buyer the Purchased Shares to be sold hereunder by such Seller (or evidence of book-entry delivery).  For the avoidance of doubt, the benefits, rights and obligations pursuant to that certain Tax Receivable Agreement, dated as of November 1, 2017, among the Company and the other parties thereto, shall remain with the Sellers and are not being sold or transferred to the Buyer pursuant to this Agreement. Notwithstanding anything to the contrary in the LLC Agreement, no Seller shall be entitled to any distributions under the LLC Agreement after the date hereof with respect to any Common Units exchanged for the Purchased Shares.

(b) The closing of the purchase and sale of the Purchased Shares contemplated hereby (the “Closing”) will occur remotely via electronic exchange of signatures in lieu of an in-person Closing on May 19, 2022 (if, as of or prior to such date and at the Closing, the conditions set forth in Section 3 have been satisfied or waived (other than conditions that by their nature are to be satisfied and are in fact satisfied at the Closing)) or at such other date, time or place as the parties may mutually agree. The date and time at which the Closing occurs is referred to as the “Closing Date”. The representations and warranties of the Sellers and the Buyer set forth in this Agreement (or contained in any certificate delivered pursuant to this Agreement) shall survive the Closing and shall terminate on the date which is twelve (12) months from the Closing Date, except that the representations and warranties set forth in Sections 1.2(b), 1.2(c), 1.2(d), 1.2(e), 1.2(h), 1.3(b), 1.3(c), 1.3(g) and 1.3(j) shall terminate on the date which is six (6) years from the Closing Date. “Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or obligated by law or executive order to be closed.

(c) If, between the date of this Agreement and the Closing Date, any change in the Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, special dividend (including stock dividends) or distribution, exchange or readjustment of shares, or a record date for any of the foregoing is established, the number and type of shares deliverable hereunder by the Sellers shall be appropriately adjusted.

(d) The Buyer (or any paying agent specified by Buyer) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Seller.

1.2 Representations and Warranties of the Sellers. Each of the Sellers, severally and not jointly, represent and warrant to the Buyer that:

(a) such Seller is duly organized, validly existing and in good standing (as applicable) under the laws of the jurisdiction that governs it;

(b) such Seller has full power and authority to (i) enter into this Agreement and all other Ancillary Documents (as defined below) executed by such Seller and (ii) consummate the transactions contemplated hereby and thereby, including to sell, transfer and assign to the Buyer all right, title and interest in and to the Purchased Shares to be sold by such Seller hereunder;

(c) such Seller (i) has, as of the date hereof, good and valid title to, and is the sole record and beneficial owner of, the equity interests in the Company or FAH, LLC, as applicable, set forth adjacent to such Seller’s name on Schedule I(a) attached hereto and (ii) will, as of the Closing, have good and valid title to, and be the sole record and beneficial owner of, the Purchased Shares adjacent to such Seller’s name on Schedule I(b) attached hereto, in each case, free and clear of all security interests, claims, liens and encumbrances of any nature, including any rights of third parties in or to such interests (other than restrictions on transfer under applicable federal and state securities laws, the Amended and Restated Certificate of Incorporation of the Company, dated as of November 1, 2017 (the “Charter”) and the LLC Agreement).  Except as set forth on Schedule I(a), neither Sellers nor any of their affiliates owns any equity securities of the Company or any of its subsidiaries or any securities exchangeable for or convertible into, or other rights or options to acquire, equity securities of the Company or any of its subsidiaries;

(d) upon delivery to the Buyer (or its designee) of the certificates (or evidence of book-entry delivery) representing the Purchased Shares to be sold by such Seller hereunder at the Closing, the Buyer will acquire good and valid title to such interests, free and clear of all security interests, claims, liens and encumbrances of any nature, other than any security interests, claims, liens, restrictions or encumbrances created by or through the Buyer (or its designee) or restrictions on transfer under applicable federal and state securities laws;

(e) this Agreement has been, and the Ancillary Documents will be, duly and validly executed and delivered by such Seller and, assuming the due execution and delivery thereof by the Buyer, is, and will be, a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and by general principles of equity;

(f) the execution and delivery of this Agreement and the Ancillary Documents by such Seller and the performance by it of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will not:

(i) conflict with or violate the organizational or trust documents of such Seller (or its subsidiaries or affiliates);

(ii) require any consent, approval, order or authorization of or other action by any United States or foreign federal, state, commonwealth or other governmental, regulatory or administrative, department, board, bureau, authority, agency, division, instrumentality or commission or any court of any of the same, in each case, which has jurisdiction over any of the parties hereto or the Company or any of their respective affiliates (each a “Governmental Entity”), or any registration, qualification, declaration or filing (other than any filings required to be made with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder (the “Exchange Act”)); with or without notice to any Governmental Entity, in each case on the part of or with respect to such Seller, its subsidiaries or its affiliates, the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby; provided, however, that no representation or warranty is made with respect to any of the foregoing which such Seller may be required to obtain, give or make as a result of the specific legal or regulatory status of the Buyer or any of its affiliates or as a result of any other facts that specifically relate to the Buyer or any of its affiliates;

(iii) require, on the part of such Seller, any consent by or approval of or notice to any other person or entity (other than a Governmental Entity), the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby; or

(iv) result (with or without notice, lapse of time or otherwise) in a breach of the terms or conditions of, a default under, a conflict with, or the acceleration of (or the creation in any person of any right to cause the acceleration of) any performance or any increase in any payment required by, or the termination, suspension, modification, impairment or forfeiture (or the creation in any person of any right to cause the termination, suspension, modification, impairment or forfeiture) of any material rights or privileges of such Seller, its subsidiaries or affiliates (any such breach, default, conflict, acceleration, increase, termination, suspension, modification, impairment or forfeiture, a “Violation”) under (x) any agreement, contract or arrangement, written or oral (collectively, “Contract”), or any judgment, writ, order or decree (collectively, “Judgment”) to which such Seller is a party or by or to which such Seller, its properties, assets or any of such Seller’s Purchased Shares may be subject, bound or affected or (y) any applicable law, rule or regulation (collectively, “Law”), in each case, other than any such Violations as would not, either individually or in the aggregate, have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby;

(g) except as set forth on Schedule 1.2(g), there is no action, suit, investigation or proceeding, governmental, regulatory or otherwise (“Proceeding”), pending or, to the knowledge of such Seller, threatened, against such Seller, its subsidiaries or its affiliates relating to the Purchased Shares of such Seller or the transactions contemplated by this Agreement;

(h) such Seller is not bound by or subject to any Contract with any person which will result in the Buyer, any of its affiliates or the Company being obligated to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby;

(i) to the Sellers’ knowledge, the Company has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2021 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”).  As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), to the Sellers’ knowledge, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, to the Sellers’ knowledge, and assuming the disclosure of the draft earnings release scheduled to be published on May 5, 2022 (a substantially similar draft of which was provided to the Buyer), there are no facts or circumstances that would reasonably be expected to result in the existence of any untrue statement of a material fact or omission to state a material fact required to be stated in the Company SEC Documents when read together. As used in this Section 1.2, “knowledge”, including the phrase “to the Sellers’ knowledge”, means the actual knowledge of Ken Brotman, Adam Kriger and Gino Dellomo;

(j) since January 1, 2021, none of Sellers or any of their affiliates have transferred or agreed to transfer shares of Common Stock or other voting securities of the Company to any person or entity that is not affiliated with Sellers, other than through a broker’s transaction executed on any securities exchange or other over-the-counter market or pursuant to an underwritten public offering or block trade transactions;

(k) shares of the Class A Common Stock are listed on the Nasdaq Global Select Market, and, to the Sellers’ knowledge, there is no action pending by the Company or any other person to terminate the registration of the Class A Common Stock under the Exchange Act or to delist the Class A Common Stock from the Nasdaq Global Select Market, nor has the Company received any notification that the SEC or the Nasdaq Global Select Market is currently contemplating terminating such registration or listing; and

(l) to the Sellers’ knowledge, within the four (4) Business Days prior to the date hereof, no event has occurred and there are no facts or circumstances existing that would be required to be disclosed on SEC Form 8-K that have not been disclosed as required by Law.

1.3 Representations of the Buyer. The Buyer represents and warrants to each Seller that:

(a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction that governs it;

(b) this Agreement has been, and the Ancillary Documents will be, duly and validly executed and delivered by it, and, assuming the due execution and delivery thereof by each other party thereto, is a valid and binding obligation of it enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity;

(c) it has full limited partnership power and authority to enter into this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby, including to purchase, acquire and accept from the Sellers all right, title and interest in and to the Purchased Shares;

(d)  the acquiring person's annual net sales and total assets do not exceed the current threshold of $20.2 million under Section 18a(a)(2)(B)(ii) of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and related rules;

(e) the execution and delivery of this Agreement and the Ancillary Documents by it and the performance by it of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will not:

(i) conflict with or violate its (or its subsidiaries and affiliates) organizational documents;

(ii) require any consent, approval, order or authorization of or other action by any Governmental Entity or any registration, qualification, declaration or filing (other than those that have been obtained or made and any filings required to be made with the SEC under the Securities Act or the Exchange Act); with or without notice to any Governmental Entity, in each case on the part of or with respect to it, the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby; provided, however, that no representation or warranty is made with respect to any of the foregoing which the Buyer may be required to obtain, give or make as a result of the specific legal or regulatory status of any Seller or any of its affiliates or as a result of any other facts that specifically relate to any Seller or any of its affiliates;

(iii) require, on the part of it, its subsidiaries or affiliates, any consent by or approval of or notice to any other person or entity (other than a Governmental Entity), the absence or omission of which would, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby; or

(iv) result (with or without notice, lapse of time or otherwise) in a breach of the terms or conditions of, a default under, a conflict with, or the acceleration of (or the creation in any person of any right to cause the acceleration of) any performance of any obligation or any increase in any payment required by, or the termination, suspension, modification, impairment or forfeiture (or the creation in any person of any right to cause the termination, suspension, modification, impairment or forfeiture) of any material rights or privileges of it, its subsidiaries or affiliates, under (x) any Contract or any Judgment to which it is a party or by or to which it, its properties or its assets may be subject, bound or affected or (y) any applicable Law, in each case, other than any such Violations as would not, either individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby;

(f) there is no Proceeding pending or, to its knowledge, threatened, against it, its subsidiaries or affiliates, relating to the transactions contemplated by this Agreement;

(g) it is (i) acquiring the Purchased Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof and Buyer acknowledges that the Purchased Shares are not registered under the Securities Act or any state securities laws, and that the Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable, and (ii) relying on its own due diligence and review of the Company, its operations and financial condition (and not on the Sellers or any information or materials provided by the Sellers, if any), and acknowledges that none of the Sellers makes any representation or warranty of any kind, and specifically makes no representation or warranty of any kind regarding the business, operations or financial condition of the Company, in each case, other than those set forth in this Agreement;

(h) the Buyer has such knowledge and experience in financial or business matters and is capable of evaluating the merits and risks of the investment in connection with the transactions contemplated in this Agreement, and the Buyer understands that nothing in the Company SEC Documents, this Agreement, or any other materials presented to the Buyer in connection with the purchase and sale of the Purchased Shares, if any, constitutes legal, tax or investment advice.  The Buyer has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchased Shares;

(i) the Buyer is an “accredited investor” as such term is defined in Rule 501(a) of the rules and regulations promulgated under the Securities Act;

(j) the Buyer is not bound by or subject to any Contract with any person which will result in Sellers, their affiliates or the Company being obligated to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby;

(k) the Buyer is not purchasing the Purchased Shares as a result of any form of general solicitation or advertising, including but not limited to any advertisement, article, notice or other communication regarding the Purchased Shares published in any newspaper, magazine or similar media or broadcast over the television or radio or presented at any seminar;

(l) no shares of Class A Common Stock, Class B Common Stock or securities that are convertible, exchangeable or exercisable into Class A Common Stock or Class B Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by the Buyer or any of its controlled affiliates other than the Purchased Shares to be acquired at the Closing;

(m) Buyer will have on the Closing Date the necessary and immediately available funding to meet all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  The Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in any case which would impair or adversely affect such funding; and

(n) it is not a condition to the Closing or to the performance of any of its obligations under this Agreement that the Buyer obtain financing of any kind, whether or not for, or related to, the transactions contemplated by this Agreement. The Buyer has delivered to the Sellers, to Sellers’ satisfaction, a true, complete and correct copy of an executed equity commitment letter (the “Commitment Letter”), dated on or about the date hereof, pursuant to which the Equity Financing sources party thereto have committed, subject to the terms thereof, to invest the amount set forth therein (the “Equity Financing”). The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of each Equity Financing source party thereto, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and by general principles of equity.

SECTION 2.        DELIVERIES AT CLOSING

2.1 Sellers’ Deliveries. At the Closing, each Seller shall deliver or cause to be delivered to Buyer the following:

(a) one or more certificates representing the Purchased Shares to be sold by such Seller hereunder as set forth adjacent to such Seller’s name on Schedule I(b) attached hereto, accompanied by duly executed instruments of transfer in the name of the Buyer (or its designee(s)) as transferee or duly endorsed in blank, together with stock transfer tax stamps attached and/or written confirmation, or other evidence reasonably satisfactory to the Buyer that such Purchased Shares have been deposited by book entry transfer to an account of the Buyer (or its designee(s)), which account shall have been identified to Sellers by Buyer in writing at least three (3) Business Days prior to the Closing Date, maintained with a bank, brokerage firm or other financial institution;

(b) a copy of the Joinder and Amendment to the Registration Rights Agreement of the Company in the form attached hereto as Exhibit A, duly executed by the Sellers party thereto and dated as of the date hereof (the “Joinder and Amendment”);

(c) executed letters from the persons set forth on Schedule 2.1(c) (the “Seller Designees”) to the Company resigning as a director of the Company, subject to and effective upon the Closing;

(d) a properly completed and executed original of Internal Revenue Service Form W-9 delivered by each Seller (or in the case that a Seller is disregarded from its owner, the owner(s) of interests in the Seller for United States federal and state income tax purposes) confirming that payments made hereunder are not subject to backup withholding; and

(e) a certificate executed by a duly authorized representative of Sellers as to the matters referred to in Section 3.1(b).

2.2 Buyer Deliveries. At the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:

(a) the aggregate respective portion of the Aggregate Purchase Price in cash to each Seller, subject to Section 1.1(d) of this Agreement, to the accounts designated by such Sellers at least three (3) Business Days prior to the Closing Date;

(b) a copy of the Joinder and Amendment, duly executed by the Buyer and dated as of the date hereof; and

(c) a certificate executed by a duly authorized representative of the Buyer as to the matters referred to in Section 3.2(b).

SECTION 3.        CONDITIONS TO CLOSING

3.1 Conditions to the Buyer’s Obligations. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any of which may be waived in writing by the Buyer:

(a) No Actions. No judgment, decree, injunction or order, preliminary, temporary or permanent, and no binding order or determination by any Governmental Entity, or third-party injunction, shall be in effect, in any such case that makes illegal the consummation of the transactions contemplated hereby.

(b) Performance; Representations and Warranties True and Correct. Each Seller shall have performed in all material respects all of its obligations hereunder to be performed by such Seller at or prior to the Closing Date and each of the representations and warranties contained in Sections 1.2(a)-(f)(i) and (h) of this Agreement shall be true and correct in all respects (except de minimis inaccuracies), in each case, as of the date hereof and as of the Closing Date, in each case with the same effect as if then made.

(c) Deliveries. Sellers’ deliveries, set forth in Section 2.1, shall have been delivered to Buyer.

3.2 Conditions of the Sellers’ Obligations. The obligation of each Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any of which may be waived in writing by such Seller:

(a) No Actions. No judgment, decree, injunction or order, preliminary, temporary or permanent, and no binding order or determination by any Governmental Entity, or third-party injunction, shall be in effect, in any such case that makes illegal the consummation of the transactions contemplated hereby.

(b) Performance; Representations and Warranties True and Correct. The Buyer shall have performed in all material respects all of its obligations hereunder to be performed by it at or prior to the Closing Date and each of the representations and warranties of the Buyer contained in Sections 1.3(a)-(c), (e)(i) and (j) of this Agreement shall be true and correct in all respects (except de minimis inaccuracies) as of the date hereof and as of the Closing Date, with the same effect as if then made.

(c) Deliveries. The Buyer’s deliveries, set forth in Section 2.2, shall have been delivered to Sellers.

SECTION 4.        COVENANTS

4.1 Conduct of Sellers.  From the date hereof until the earlier of the Closing or the termination of this Agreement, without the prior written consent of the Buyer (not to be unreasonably withheld or delayed), none of the Sellers will (in each case, except as expressly contemplated by this Agreement) (a) enter into any agreement or understanding, or waive any rights, with respect to the Purchased Shares held by it, as applicable, (b) agree to any amendment of any agreement with respect to the Purchased Shares held by it, as applicable, or (c) knowingly take any other action in its capacity as holder of the Purchased Shares, as applicable, that would reasonably be expected to materially and adversely affect the rights of Buyer as a holder of the Purchased Shares after the Closing. Each Seller shall exercise its Redemption Right (as defined in the LLC Agreement) pursuant to the LLC Agreement.

4.2 Standstill. From the date hereof until the nine (9) month anniversary of the Closing Date, neither Buyer nor any of its affiliates or their respective representatives (in either case, acting on Buyer’s or its affiliates’ behalf) will in any manner, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause (a) any acquisition of any securities (or beneficial ownership thereof) of the Company or any of its affiliates (other than acquisitions of securities representing less than one percent (1%) of the Company’s then-outstanding voting securities), including rights or options to acquire such ownership or any other securities, rights or interests, including options, swaps, derivatives or convertibles or other similar instruments, whether real or synthetic, that give the holder thereof the right  to vote or to direct the voting of any securities of the Company or otherwise convey the economic interest of beneficial ownership of any securities of the Company or (b) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; provided, that, notwithstanding the foregoing, in no event shall (i) Buyer or any of its affiliates be restricted from (x) tendering or exchanging any securities of the Company or any of its affiliates held by it in any tender or exchange offer made by a person or entity that is not affiliated with Buyer or any of its affiliates, or otherwise selling, disposing of or transferring any securities of the Company or any of its affiliates held by it to any such person or entity, (y) voting in favor of, or receiving the consideration paid to holders of the same class of securities held by Buyer or any of its affiliates in, any merger, business combination or other similar transaction or (z) receiving securities from the Company or (ii) any individual appointed to the Board of Directors of the Company by Buyer or any of its affiliates be restricted from taking any actions in their respective capacity as members of the Board of Directors.

4.3 Proxy. At Buyer’s request, Sellers agree to cooperate with Buyer and take such actions reasonably necessary to permit Buyer to vote or cause to be voted the Purchased Shares in the manner directed by Buyer with respect to all matters submitted for stockholder action at the annual stockholder meeting of the Company for 2022, including by Sellers voting the Purchased Shares at the direction of the Buyer.

4.4 Equity Financing. Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Commitment Letter.

4.5 No Further Conditions. Except for the terms and conditions set forth herein, the Sellers and the Buyer acknowledge that there are no further conditions or obligations of the parties hereto following the date hereof necessary in order to consummate the transactions contemplated by this Agreement.

SECTION 5.        TERMINATION

5.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the Sellers and the Buyer; or

(b) by the Sellers or the Buyer, if the Closing shall not have occurred before 11:59 p.m. Eastern Time on May 20, 2022, provided that such terminating party shall not have breached or failed to perform any of its material obligations hereunder.

5.2 Effect of Termination. In the event of any termination of this Agreement pursuant to Section 5.1, this Agreement shall be terminated, and there shall be no further liability or obligation hereunder on the part of any party hereto; provided, however, that nothing contained in this Agreement (including this Section 5.2) will relieve any party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 6.        MISCELLANEOUS

6.1 Notice. Unless otherwise provided herein, any notice, request, claim, demand or other communication under this Agreement shall be in writing, shall be either personally delivered, delivered by email transmission, or sent by reputable overnight courier service (charges prepaid) to the address for such party set forth below or such other address as the recipient party has specified by prior written notice to the other parties hereto and shall be deemed to have been given hereunder when receipt is acknowledged for personal delivery or email transmission or one day after deposit with a reputable overnight courier service:

If to the Buyer:

c/o TCG Capital Management, LP
12180 Millennium Drive, Suite 500
Playa Vista, CA 90094
Attention: Corporate Legal Department
Email: corporate.legal@tcg.co

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, CA 90067-3026
Attention: Ari Lanin; Chris Harding
Email: ALanin@gibsondunn.com;
CRHarding@gibsondunn.com

If to the Sellers:

c/o ACON Equity Management, L.L.C.
1133 Connecticut Avenue NW, Suite 700
Washington, DC 20036
Attention: Ken Brotman
Email: kbrotman@aconinvestments.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana; Bryan C. Goldstein
Email: bvaiana@winston.com; bgoldstein@winston.com

6.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware or Federal Courts of the United States of America, in each case, located in the State of Delaware for any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, whether framed in contract, tort or otherwise, and further agrees that service of any process, summons, notice or document by U.S. mail to its respective address set forth in this Agreement shall be effective service of process for any Proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.3 Successors and Assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assigned, in whole or in part (except by operation of Law pursuant to a merger whose purpose is not to avoid the provisions of this Agreement), by any party without the prior written consent of the other parties hereto; provided, that Buyer may assign its rights or obligations hereunder to one or more of its affiliates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

6.4 Further Assurances. Each party hereto shall reasonably cooperate with the other parties and use its reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated hereby (including, for the avoidance of doubt, Sellers (a) voting in favor of any matters before the stockholders of the Company and (b) causing the Company to (x) exchange any Common Units and Class B Common Stock held by such persons for Class A Common Stock and (y) issue Class A Common Stock in exchange for vested Options held by such persons). If, subsequent to the Closing Date, further documents are reasonably requested in order to carry out the provisions and purposes of this Agreement, the parties hereto shall execute and deliver such further documents.

6.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

6.6 Fees and Expenses.  Any fees and expenses incurred by the parties in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid and borne by the party that incurred such fee or expense unless otherwise expressly provided in this Agreement or as otherwise agreed by the parties in writing.

6.7. Public Announcements.  Without the prior written consent of the other parties, no party to this Agreement shall, directly or indirectly, make or cause to be made, any press release, filing or other public disclosure that discloses or reveals the identity of the other parties to this Agreement (or their affiliates) or files or discloses this Agreement or any of the terms hereof, provided, however, that a party may disclose such information if required by applicable Law or legally binding request by any regulatory authority, after consultation with the other parties and after being advised by its outside legal counsel that such disclosure is so legally required, provided, further, that in such event the disclosing party shall, except to the extent advanced notice of such disclosure would cause the disclosing party to violate applicable Law, provide advance notice of such disclosure to the other parties together with a copy of the anticipated disclosure (or such portions thereof that relate to the other parties or to the terms of this Agreement), give the other parties the opportunity to reasonably comment on such portions of the disclosure and incorporate such comments to such disclosure.

6.8 Remedies.

(a) Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching parties will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. In furtherance of the foregoing, each of the parties hereto hereby waives (i) any defense in any Proceeding for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)  Notwithstanding anything to the contrary in this Agreement, including Section 6.8(a), it is agreed that Sellers, on the one hand, and Buyer, on the other hand, shall (i) be entitled to specific performance of the other party’s obligation to cause such party to consummate the transactions contemplated hereby (including to effect the Closing in accordance with the terms herein) in the event that such party fails to complete the Closing by the Closing Date pursuant to Section 1.1(b) (disregarding for this purpose any terms or conditions herein that have not been satisfied as a result of the such party’s breach of this Agreement) and (ii) other equitable or similar relief, including enforcing its rights under, and the specific performance of, the Commitment Letter.

(c) Each party further agrees that: (i) by seeking the remedies provided for in this Section 6.8, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 6.8 are not available or otherwise are not granted; and (ii) nothing set forth in this Section 6.8 shall require any party hereto to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 6.8 prior or as a condition to exercising any termination right under Section 5, nor shall the commencement of any action pursuant to this Section 6.8 or anything set forth in this Section 6.8 restrict or limit any such party’s right to terminate this Agreement in accordance with Section 5 or pursue any other remedies under this Agreement that may be available then or thereafter.

6.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

6.10 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the agreements, documents and instruments required to be delivered by the parties hereto pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing by the parties hereto in connection with this Agreement or the transactions contemplated hereby (collectively, the “Ancillary Documents”) embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof or thereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

6.11 Interpretation. The headings contained in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

6.12 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by all parties hereto. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first written above.

BUYER:

TCG 3.0 FUJI, LP

By:	/s/ Jesse Jacobs
Name:	Jesse Jacobs
Title:	Authorized Signatory

[Signature Page to Stock Purchase Agreement]

SELLERS:

ACON FUNKO MANAGER, L.L.C.

By:	/s/ Ken Brotman
Name:	Ken Brotman
Title:	Managing Director

ACON FUNKO INVESTORS, L.L.C.
By: ACON Funko Manager, L.L.C.,
its Manager

By:	/s/ Ken Brotman
Name:	Ken Brotman
Title:	Managing Director

ACON FUNKO INVESTORS HOLDINGS 1,
L.L.C.
By: ACON Funko Manager, L.L.C.,
its Managing Member

By:	/s/ Ken Brotman
Name:	Ken Brotman
Title:	Managing Director

ACON FUNKO INVESTORS HOLDINGS
2.5, L.L.C.
By: ACON Equity GenPar, L.L.C,
its Managing Member

By:	/s/ Ken Brotman
Name:	Ken Brotman
Title:	Managing Director

ACON FUNKO INVESTORS HOLDINGS
3.5, L.L.C.
By: ACON Equity GenPar, L.L.C,
its Managing Member

By:	/s/ Ken Brotman
Name:	Ken Brotman
Title:	Managing Director

By:	/s/ Ken Brotman
Name:	Ken Brotman

[Signature Page to Stock Purchase Agreement]

By:	/s/ Adam Kriger
Name:	Adam Kriger

[Signature Page to Stock Purchase Agreement]

Schedule I

(a)
Record Owner	Number of shares of Class A Common Stock	Number of Shares of Class B Common Stock	Number of Common Units	Vested Options
ACON Funko Investors, L.L.C.		6,611,467	6,611,467
ACON Funko Investors Holdings 1, L.L.C.	3,454,872
ACON Funko Investors Holdings 2.5, L.L.C.	1,456,735
ACON Funko Investors Holdings 3.5, L.L.C.	4,067,021
ACON Funko Manager, L.L.C.	19,688
Ken Brotman				5,900
Adam Kriger		14,557	29,115	5,900

(b)
Record Owner	Purchased Shares (Class A Common Stock)
ACON Funko Investors, L.L.C.	5,289,174
ACON Funko Investors Holdings 1, L.L.C.	2,763,898
ACON Funko Investors Holdings 2.5, L.L.C.	1,165,388
ACON Funko Investors Holdings 3.5, L.L.C.	3,253,617
ACON Funko Manager, L.L.C.	15,750
Ken Brotman	4,720
Adam Kriger	28,012

Schedule 1.2(g)
Proceedings

1.
Funko Litigation (Washington State)—In November 2017, Funko, Inc. (“Funko”) went public on The Nasdaq Stock Market. Following the IPO, Funko’s stock price temporarily dropped. As is not unusual under such circumstances, plaintiffs filed a securities class action in King County Superior Court, Washington against Funko, its board of directors, and various other defendants (including ACON Investments, L.L.C., ACON Funko Manager, L.L.C, ACON Funko Investors, L.L.C., ACON Funko Investors Holdings 1, L.L.C., and ACON Equity GenPar, L.L.C.). On August 5, 2020, the trial court dismissed all of the plaintiffs’ claims with prejudice, but was later reversed by the Court of Appeals, Division I of the State of Washington. The defendants’ petitions for review to the Washington Supreme Court are currently pending. A parallel case in the United States District Court for the Western District of Washington is currently stayed.

2.
Funko Litigation (California)—In September 2019, Funko conducted a secondary offering. Over four months later, in February 2020, Funko’s stock price dropped after Funko announced its preliminary Q4 2019 financial results. The secondary offering is the subject of a securities class action in the United States District Court for the Central District of California against Funko, its board of directors, and various other defendants (including ACON Investments, L.L.C., ACON Funko Manager, L.L.C, ACON Funko Investors, L.L.C., ACON Funko Investors Holdings 1, L.L.C., ACON Funko Investors Holdings 2, L.L.C., ACON Funko Investors Holdings 3, L.L.C., and ACON Equity GenPar, L.L.C.). This case is currently in discovery. A parallel derivative case in Delaware Chancery Court is currently stayed.

3.
Funko Litigation (Delaware)—In January 2022, a Funko shareholder filed a putative class action against Funko, its board of directors, and other defendants (including ACON Investments, L.L.C.) alleging that Funko’s dividend policy and Up-C structure traps cash at the holding company level, benefitting the pre-IPO shareholders. The defendants filed motions to dismiss in February 2022, which are currently in briefing.

Execution Version

Schedule 2.1(c)
Seller Designees

Ken Brotman
Adam Krieger

Exhibit A
Joinder and Amendment

[See attached.]

Signature Page to Registration Rights Agreement Joinder and Amendment

REGISTRATION RIGHTS AGREEMENT JOINDER AND AMENDMENT

The undersigned are executing and delivering this Joinder and Amendment (this “Joinder and Amendment”) pursuant to the Registration Rights Agreement dated as of November 1, 2017 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Funko, Inc., a Delaware corporation (the “Corporation”), and the other persons named as parties therein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Rights Agreement.

By executing and delivering this Joinder and Amendment to the Corporation, and upon acceptance hereof by the Corporation upon the execution of a counterpart hereof, effective as of the Closing (as defined in that certain Stock Purchase Agreement, among the undersigned and the sellers specified therein, dated as of the date hereof (the “Stock Purchase Agreement”)), the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Rights Agreement as a Holder of Registrable Securities and as a Controlling Holder in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Class A Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein. Effective as of the Closing, the Corporation is directed to replace the Schedule of Holders attached to the Registration Rights Agreement with the Schedule of Holders attached hereto as Exhibit A.

The Corporation and the Controlling Holders (as defined in the Registration Rights Agreement in effect immediately prior to effectiveness of this Joinder and Amendment and identified below) hereby amend the Registration Rights Agreement to provide, and agree with and acknowledge to the undersigned, that, effective as of the Closing, the undersigned will be the sole “Controlling Holder”, as set forth in Exhibit A hereto. In addition, the Corporation agrees to use reasonable best efforts to prepare and file with the Securities and Exchange Commission, on or prior to the date that is sixty (60) days after the Closing, a new Shelf Registration Statement pursuant to Rule 415(a)(6) under the Securities Act that includes the undersigned as a “Selling Securityholder”.

Notwithstanding anything to the contrary herein, continued effectiveness of this Joinder and Amendment shall be subject to and conditioned upon occurrence of the Closing. In the event the Stock Purchase Agreement is terminated in accordance with Section 5 thereof, this Joinder and Amendment shall automatically terminate in its entirety with no further liability to any party hereto, and the Registration Rights Agreement shall continue in full force and effect as if this Joinder and Amendment had not been executed.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Accordingly, the undersigned has executed and delivered this Joinder and Amendment as of the third day of May, 2022.

Signature of Stockholder
TCG 3.0 Fuji, LP
Print Name of Stockholder
Its: Authorized Signatory
Address:
12180 Millennium Drive, Suite 500 Playa Vista, CA 90094 Attention: Corporate Legal Department Email: corporate.legal@tcg.co

Signature Page to Registration Rights Agreement Joinder and Amendment

Agreed and Accepted as of May 3, 2022, including for purposes of Section 14(a) of the Registration Rights Agreement:
By the Corporation:

Funko, Inc.

By:
Name: Andrew Perlmutter
Its: Chief Executive Officer

Signature Page to Registration Rights Agreement Joinder and Amendment

By the Controlling Holders:

ACON Funko Investors, L.L.C.
By: ACON Funko Manager, L.L.C., its Manager

By:
Name: Ken Brotman
Its: Managing Director

ACON Funko Investors Holdings 1, L.L.C.
By: ACON Funko Manager, L.L.C., its Managing Member

By:
Name:
Its:

ACON Funko Investors Holdings 2.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member

By:
Name: Ken Brotman
Its: Managing Director

ACON Funko Investors Holdings 3.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member

By:
Name: Ken Brotman
Its: Managing Director

Signature Page to Registration Rights Agreement Joinder and Amendment

EXHIBIT A

SCHEDULE OF HOLDERS

Holder	Controlling Holder?	Continuing Equity Owner Party/ Former Equity Owner
TCG 3.0 Fuji, LP	Yes	N/A
ACON Funko Investors, L.L.C.	No	Continuing Equity Owner Party
ACON Funko Investors Holdings 1, L.L.C.	No	Former Equity Owner
ACON Funko Investors Holdings 2.5, L.L.C.	No	Former Equity Owner
ACON Funko Investors Holdings 3.5, L.L.C.	No	Former Equity Owner
Funko International, LLC	No	Continuing Equity Owner Party
Fundamental Capital, LLC	No	Continuing Equity Owner Party
Tracy Daw	No	Continuing Equity Owner Party
Jon P. Kipp and Trishawn P. Kipp	No	Continuing Equity Owner Party
Brian Mariotti	No	Continuing Equity Owner Party
Russell Nickel	No	Continuing Equity Owner Party
Andrew Perlmutter	No	Continuing Equity Owner Party

Signature Page to Registration Rights Agreement Joinder and Amendment